UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________

SCHEDULE 13G
Under the Securities Exchange Act of 1934

Female Health Company
(Name of Issuer)

Common Stock, $.01 par value
(Title of Class of Securities)

314462102
(CUSIP Number)

June 27, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

CUSIP No. 314462102	13G

1	NAMES OF REPORTING PERSONS

Duke University

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

56-0532129
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5	SOLE VOTING POWER

		664,683
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		743,546
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		664,683
	8	SHARED DISPOSITIVE POWER

		743,546
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,408,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 314462102	13G

1	NAMES OF REPORTING PERSONS

The Duke Endowment

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

56-0529965
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5	SOLE VOTING POWER

		370,148
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		370,148
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

370,148
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

1.3%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 314462102	13G

1	NAMES OF REPORTING PERSONS

Employees’ Retirement Plan of Duke University

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

58-2255087
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5	SOLE VOTING POWER

		177,074
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		177,074
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

177,074
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.6%
12	TYPE OF REPORTING PERSON

EP

CUSIP No. 314462102	13G

1	NAMES OF REPORTING PERSONS

Duke University Health System, Inc.

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

56-2070036
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5	SOLE VOTING POWER

		196,324
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		0
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		196,324
	8	SHARED DISPOSITIVE POWER

		0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

196,324
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

0.7%
12	TYPE OF REPORTING PERSON

OO

CUSIP No. 314462102	13G

1	NAMES OF REPORTING PERSONS

DUMAC, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

65-1319939
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☒
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

North Carolina
	5	SOLE VOTING POWER

		0
NUMBER OF	6	SHARED VOTING POWER
SHARES
BENEFICIALLY		1,408,229
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH REPORTING
PERSON WITH		0
	8	SHARED DISPOSITIVE POWER

		1,408,229
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,408,229
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

5.1%
12	TYPE OF REPORTING PERSON

IA

DUMAC, LLC (“DUMAC”), Duke University, The Duke Endowment and the Employees’ Retirement Plan of Duke University (collectively, the “Reporting Persons”) are filing this Statement of Beneficial Ownership on Schedule 13G to report the shares of Common Stock, par value $.01 per share  (the “Common Stock”) of Female Health Company, a Wisconsin corporation (“FHC”) over which they could acquire beneficial ownership if they were to terminate their investment management agreement with Bares Capital Management, Inc.

DUMAC is a North Carolina limited liability company formed by Duke University that is majority owned by Duke University and that provides investment management services to Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc. and the Duke Endowment.

Item 1(a).	Name of Issuer:

Female Health Company

Item 1(b).	Address of Issuer’s Principal Executive Offices:

515 N. State Street, Suite 2225
Chicago, IL  60654

Item 2(b).	Name of Person Filing:

Duke University
The Duke Endowment
Employees’ Retirement Plan of Duke University
Duke University Health System, Inc.
DUMAC, LLC

Item 2(b).	Address of Principal Business Office:

Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

The Duke Endowment
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Employees’ Retirement Plan of Duke University
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Duke University Health System, Inc.
c/o DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

DUMAC, LLC
406 Blackwell Street, Suite 300
Durham, NC  27701

Item 2(c).	Citizenship:

Duke University
North Carolina

The Duke Endowment
North Carolina

Employees’ Retirement Plan of Duke University
North Carolina

Duke University Health System, Inc.
North Carolina

DUMAC, LLC
North Carolina

Item 2(d).	Title of Class of Securities

Common Stock, $.01 par value

Item 2(e).	CUSIP Number:

314462102

Item 3.	If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	___	Broker or dealer registered under Section 15 of the Act.

(b)	___	Bank as defined in Section 3(a)(6) of the Act.

(c)	___	Insurance company as defined in Section 3(a)(19) of the Act.

(d)	___	Investment company registered under Section 8 of the Investment Company Act of 1940.

(e)	___	An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E).

(f)	___	An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F).

(g)	___	A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G).

(h)	___	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	___	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.

(j)	___	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership

As of the date of this filing, Duke University beneficially owns 1,408,229 shares of Common Stock, which constitutes approximately 5.1% of FHC’s outstanding Common Stock as reported in its Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2011 filed on August 5, 2011.  Of the above 1,408,299 shares of Common Stock, Duke University has sole voting and dispositive power over 664,683 shares of Common Stock and shared dispositive power over 743,546 shares of Common Stock.

The Duke Endowment beneficially owns, and has sole voting and dispositive power over, 370,148 shares of Common Stock, which constitutes approximately 1.3% of FHC’s outstanding Common Stock.  The Employees’ Retirement Plan of Duke University beneficially owns, and has sole voting and dispositive power over, 177,074 shares of Common Stock of FHC, which constitutes approximately 0.6% of FHC’s outstanding Common Stock.  Duke University Health System, Inc. beneficially owns, and has sole voting and dispositive power over, 196,324 shares of Common Stock, which constitutes approximately 0.71% of FHC’s outstanding Common Stock.  None of The Duke Endowment, Employees’ Retirement Plan of Duke University or Duke University Health System, Inc. has shared voting and dispositive power over any shares of Common Stock.

This Schedule 13G has been filed for informational purposes to reflect that DUMAC makes investment decisions for each of Duke University, The Duke Endowment, Duke University Health System, Inc., and the Employees’ Retirement Plan of Duke University.  Beneficial ownership of FHC’s shares beneficially owned by Duke University, the Employees’ Retirement Plan of Duke University, Duke University Health System, Inc., the Duke Endowment is also reflected in Schedule 13G, as amended, filed by Bares Capital Management, Inc.  The Reporting Persons disclaim beneficial ownership over the shares of Common Stock reported above.

Item 5.	Ownership of Five Percent or Less of Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6.	Ownership of More Than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

Not Applicable.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits	Exhibit 99-1

Joint Filing Agreement, dated August 26, 2011, by and among DUMAC, The Duke Endowment, Employees’ Retirement Plan of Duke University, Duke University Health System, Inc. and Duke University.

[Signature Page Follows]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED:  August 26, 2011

Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

The Duke Endowment

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

Employees’ Retirement Plan of Duke University

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

Duke University Health System, Inc.

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC

DUMAC, LLC

By:	/s/ Bart J. Brunk
Name: Bart J. Brunk
Title: Controller
DUMAC, LLC